FAIRFAX     News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, October 5, 2005
FAIRFAX COMPLETES US$300 MILLION EQUITY ISSUE
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announced today that it has closed its previously announced issuance of $300 million of subordinate voting shares (1,843,318 shares) to a number of institutional investors.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:          Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946